NEWS RELEASE

Dated: August 25, 2008	(AMEX: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX: CXX) As disclosed in Crosshair Exploration & Mining Corp.’s (the “Company”) Annual Report on Form 20-F for the fiscal year ended April 30, 2008 (the “Annual Report”) filed with the United States Securities and Exchange Commission on July 29, 2008, the Company was unable to complete its management report on the Company’s internal control over financial reporting (the “Management Report”) in time for inclusion in the Annual Report and, accordingly, its independent auditor concluded that it was unable to complete its assessment of the Management Report (the “Attestation”), as required under Section 404 of the United States Sarbanes-Oxley Act of 2002. The Company disclosed in the Annual Report that it intended to file an amended Annual Report upon completion of the Management Report and Attestation.

Due to these items not being completed, the Company has received a letter from the American Stock Exchange (“AMEX”) indicating a failure to satisfy certain of AMEX’s continued listing standards under Sections 134 and 1101 of the AMEX Company Guide, which require AMEX-listed issuers, such as the Company, to file a complete Annual Report each year.

AMEX is requiring that the Company submit a plan by September 2, 2008 setting out the actions that the Company has taken and will take to bring the Company back into compliance with AMEX’s continued listing standards by November 17, 2008. The Company is currently working with its auditor to determine when such amended Annual Report may be filed with the United States Securities and Exchange Commission.

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J. Morabito"
Chief Executive Officer

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.